UNITED STATESSECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one) [ X ] Form 10-K [  ] Form 11-K [  ] Form 20-F [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

         For Period Ended: December 31, 2003

[ ] [ ] [ ] [ ] [ ]	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR

         For the Transition Period Ended: N/A

        Nothing in the this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Findex.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11204 Davenport Street, Suite 100
Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68154
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Findex.com, Inc. (hereinafter the “Company”) could not file the required Form 10-KSB within the prescribed period due to the fact that a very recent litigation settlement required retroactive accounting adjustments to the 2003 year-end financial statements and the Company and its auditors were without sufficient time for a thorough analysis and review thereof in advance of the prescribed due date. The Company intends to file its Form 10-KSB for the fiscal year-end 2003 no later than April 14, 2004.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Michael M. Membrado	646	792-2256
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [ X ] No

The Company is delinquent in the filing of a Current Report on Form 8-K in relation to a change in its certifying accountant pursuant to Item 4 of Form 8-K brought about by a merger of its previous auditing firm with another firm.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

A significant increase in net income from approximately $216,978 in 2002 to $1,841,499 in 2003, brought about in large part through the inclusion of certain non-recurring and non-cash items.

FINDEX.COM, INC.
(name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2004	By: /s/ Steven Malone Steven Malone, President & CEO